PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212) 373-3078

WRITER'S DIRECT FACSIMILE

(212) 492-0078

WRITER'S DIRECT E-MAIL ADDRESS

afoley@paulweiss.com

MATTHEW W. ABBOTT
MARK H. ALCOTT
ALLAN J. ARFFA
ROBERT A. ATKINS
JOHN F. BAUGHMAN
LYNN B. BAYARD
DANIEL J. BELLER
MITCHELL L. BERG
MARK S. BERGMAN
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
RICHARD S. BORISOFF
HENK BRANDS
JOHN F. BREGLIO
JAMES L. BROCHIN
RICHARD J. BRONSTEIN
PATRICK S. CAMPBELL*
JEANETTE K. CHAN
YVONNE Y. F. CHAN
DOUGLAS A. CIFU
LEWIS R. CLAYTON
JAY COHEN
KELLEY A. CORNISH
CHARLES E. DAVIDOW
DOUGLAS R. DAVIS
THOMAS V. DE LA BASTIDE III
ARIEL J. DECKELBAUM
JAMES M. DUBIN
LESLIE GORDON FAGEN
MARC FALCONE
PETER L. FELCHER
PETER E. FISCH
ROBERT C. FLEDER
MARTIN FLUMENBAUM
ANDREW J. FOLEY
HARRIS B. FREIDUS
KENNETH A. GALLO*
MICHAEL E. GERTZMAN
PAUL D. GINSBERG
ERIC S. GOLDSTEIN
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
BRUCE A. GUTENPLAN
GAINES GWATHMEY, III
ALAN S. HALPERIN
CLAUDIA HAMMERMAN
GERARD E. HARPER
BRIAN S. HERMANN
ROBERT M. HIRSH
MICHELE HIRSHMAN
JOYCE S. HUANG
JEH CHARLES JOHNSON
MEREDITH J. KANE
ROBERTA A. KAPLAN
BRAD S. KARP

JOHN C. KENNEDY
ALAN W. KORNBERG
DANIEL J. KRAMER
DAVID K. LAKHDHIR
JOHN E. LANGE
DANIEL J. LEFFELL
JEFFREY D. MARELL
JULIA TARVER MASON
MARCO V. MASOTTI
EDWIN S. MAYNARD
DAVID W. MAYO
TOBY S. MYERSON
JOHN E. NATHAN
CATHERINE NYARADY
ALEX YOUNG K. OH
JOHN J. O'NEIL
KELLEY D. PARKER
ROBERT P. PARKER*
MARC E. PERLMUTTER
MARK F. POMERANTZ
VALERIE E. RADWANER
CAREY R. RAMOS
CARL L. REISNER
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
STEVEN B. ROSENFELD
PETER J. ROTHENBERG
RAPHAEL M. RUSSO
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
DALE M. SARRO
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JAMES H. SCHWAB
STEPHEN J. SHIMSHAK
DAVID R. SICULAR
MOSES SILVERMAN
STEVEN SIMKIN
JOSEPH J. SIMONS
MARILYN SOBEL
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
ROBYN F. TARNOFSKY
JUDITH R. THOYER
DANIEL J. TOAL
MARK A. UNDERBERG
LIZA M. VELAZQUEZ
MARIA T. VULLO
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
JORDAN E. YARETT
KAYE N. YOSHINO
ALFRED D. YOUNGWOOD
TONG YU
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO NEW YORK BAR

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

07027514

October 19, 2007

SEC MAIL
RECEIVED
OCT 22 2007
WASH. D.C.
186

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Pembina Pipeline Income Fund
      Amendment Application for Exemption Pursuant to
      Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 082-34997)

Dear Sir or Madam:

Pursuant to new Rule 12g3-2(f) promulgated by the Securities and Exchange Commission (the "Commission"), we herewith submit, on behalf of our client Pembina Pipeline Income Fund ("Pembina"), an application for amendment of Pembina's existing exemption under Rule 12g3-2(b) (Sec File No.082-34997).

Pembina would like to avail of new Rule 12g3-2(f) and, during this and each subsequent year, furnish the information required under Rule 12g3-2(b)(iii), promptly after any such information is made public, via electronic publication on its Internet website which may be accessed by clicking on the tab "Financial Reports" at the following link http://www.pembina.com.

Doc#: USI:5085650v3

Officers of Pembina have informed us that all information electronically published will comply with the English translation requirements of new Rule 12g3-2(e).

Enclosed is a copy of this letter. Please indicate your receipt of this letter by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact Gitanjali Workman at (212) 373-3201 or myself at (212) 373-3078 if you have any questions or require any additional information.

Very truly yours,

Andrew J. Foley

cc: Kristie Smith (Pembina Pipeline Corporation)
       Chad Schneider (Blakes, Cassels & Graydon, LLP)
       Gitanjali Workman (Paul, Weiss, Rifkind, Wharton & Garrison, LLP)

